CLOUDFARM, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheet 3

Statement of Income 4

Statement of Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Cloudfarm, Inc.
Middlebury, Vermont

We have reviewed the accompanying financial statements of Cloudfarm, Inc., which comprise the balance sheet as of December 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Cloudfarm, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 12, 2023

CLOUDFARM, INC.
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	120,051
Merchant accounts receivable		-
Inventory		68,158
Prepaid expenses and other current assets		4,876
TOTAL CURRENT ASSETS		193,085
PROPERTY AND EQUIPMENT		
Property and equipment, net		38,313
OTHER ASSETS		
Due from related parties		347,059
Intangible assets, net		28,507
Security deposits		4,900
Prepaid rent		4,900
TOTAL OTHER ASSETS		385,366
TOTAL ASSETS	$	616,764

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	4,519
Payroll and sales tax payable		3,083
Notes payable - current portion		505,624
Gift card liability		19,125
Other current liabilities		3,197
TOTAL CURRENT LIABILITIES		535,548
TOTAL LIABILITIES		535,548
SHAREHOLDERS' EQUITY		
Preferred stock, see note 6		39
Common stock, see note 6		130
Additional paid-in capital		1,925,111
SAFE obligations		803,216
Accumulated deficit		(2,647,280)
TOTAL SHAREHOLDERS' EQUITY		81,216
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	616,764

See independent accountant's review report and accompanying notes to financial statements.

CLOUDFARM, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2022
(unaudited)

GROSS REVENUES	$ 2,182,146
Less: Returns and discounts	386,683
NET REVENUE	1,795,463
COST OF GOODS SOLD	911,603
GROSS PROFIT	883,860
OPERATING EXPENSES	
Amortization and depreciation expense	18,912
General and administrative	383,599
Research and development	7,521
Sales and marketing	1,086,904
TOTAL OPERATING EXPENSES	1,496,936
NET OPERATING INCOME/(LOSS)	(613,076)
OTHER INCOME/(EXPENSES)	
Crowdfunding fees	(14,213)
Interest expense	(53,252)
TOTAL OTHER INCOME/(EXPENSES)	(67,465)
NET INCOME (LOSS)	$ (680,541)

See independent accountant's review report and accompanying notes to financial statements.

CLOUDFARM, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2022
(unaudited)

	Preferred Stock		Common Stock					
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2022	3,941,088	$ 39	13,022,569	$ 130	$ 1,922,111	$ 450,000	$ (1,966,739)	$ 405,541
Reclassification of related party loan	-	-	-	-	3,000	-	-	$ 3,000
Issuance of SAFE obligations	-	-	-	-	-	353,216	-	$ 353,216
Net loss	-	-	-	-	-	-	(680,541)	$ (680,541)
ENDING BALANCE, DECEMBER 31, 2022	**3,941,088**	**$ 39**	**13,022,569**	**$ 130**	**$ 1,925,111**	**$ 803,216**	**$ (2,647,280)**	**$ 81,216**

See independent accountant's review report and accompanying notes to financial statements.

CLOUDFARM, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (680,541)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization and depreciation expense	18,912
Reclassification of related party loan	3,000
Crowdfunding fees	14,213
(Increase) decrease in assets:	
Accounts receivable	7,351
Inventory	262,969
Security deposits	4,900
Prepaid expenses and other current assets	(1,692)
Increase (decrease) in liabilities:	
Accounts payable	4,519
Accrued expenses	1,492
Other current liabilities	(18,961)
Gift card liability	19,125
CASH USED FOR OPERATING ACTIVITIES	(364,713)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(1,324)
CASH USED FOR INVESTING ACTIVITIES	(1,324)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of notes payable	390,815
Advances to related parties	(347,059)
Issuance of SAFE obligations	339,003
CASH PROVIDED BY FINANCING ACTIVITIES	382,759
NET INCREASE IN CASH	16,722
CASH AT BEGINNING OF YEAR	103,329
CASH AT END OF YEAR	$ 120,051

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ 53,252
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

CLOUDFARM, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2022
(unaudited)

1. Summary of Significant Accounting Policies

The Company
CloudFarm, Inc. (the "Company") was incorporated in the State of Delaware on November 3, 2014. The Company specializes in the agricultural industry and sells distributed farming systems to retail customers for use in the production of home-grown organic foods. The farming system included prefabricated garden seedsheet, with seeds and soil embeeded in water-soluble pods within a weed barrier fabric. The system utilizes software driven plant algorithm in the selection of plants and their physical arrangement within each seedsheet.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations and issuance of stock issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) requires the use of management's estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Summary of Significant Accounting Policies (continued)

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2022, the balance of inventory was:

Finished Goods	$	8,427
Raw Materials		59,731
Total	$	68,158

Intangible Assets

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $6,306 for the year ended December 31, 2022.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in

1. <u>Summary of Significant Accounting Policies (continued)</u>

Income Taxes (continued)
interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Vermont.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by farming items. The Company's payments are generally collected upfront. For the year ending December 31, 2022 the Company recognized $1,795,463 in revenue.

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2022, the Company expensed a total of $7,521.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2022:

Property and equipment at cost:

Office Equipment	$ 168,063
	168,063
Less: Accumulated depreciation	(129,750)
Total	$ 38,313

4. **Notes Payable**

Debt consisted of the following at December 31, 2022:

Contract note payable; interest at 12.75% per annum, maturing in June 2023, weekly payment of $5,258, collateralized by all Company assets.	$ 199,995
Contract note payable; interest at 11.9% per annum, maturing in May 2023, minimum monthly payment of $8,333, collateralized by Company merchant processing payments.	45,759
Contract note payable; interest at 11.5% per annum, maturing in May 2023, minimum monthly payment of $12,242 (17% taken from each sale), collateralized by Company sales.	72,318
Contract note payable; interest at 15.5% per annum, maturing in September 2023, interest only through January 2023, then, bi-weekly payment of $9,837, collateralized by Company assets.	187,552
	$ 505,624
Less: Current portion of notes payable	505,624
Long term portion of notes payable	-

5. Due from Related Parties

During 2022, shareholders of the Company borrowed a total of $347,059 from the Company. The amounts carry no interest, minimum monthly payments or maturity dates. Management does not believe the amounts will be repaid within the next year and has elected to classify it as a long term asset.

6. Equity

Preferred Stock
Under the Company's articles of incorporation, the total number of preferred shares of stock that the Corporation has authority to issue is 6,849,075 shares at $0.00001 par value per share. As of December 31, 2022, 3,941,088 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the Company's articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 20,000,000 shares, at $0.00001 par value per share. As of December 31, 2022, 13,022,569 shares have been issued and are outstanding. No other classes of stock are currently authorized.

SAFE Obligations
The Company issued several Simple Agreements for Future Equity ("SAFEs") for a total of $803,216 as of December 31, 2022. The agreements state if there is an equity financing before the termination of the SAFEs, on the initial closing of an equity financing of at least $2,500,000, this SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $10,000,000 - $15,000,000 with no discount rate.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2022.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company was incorporated on November 3, 2014 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

Crowdfunding Offering

The Company is offering (the “Crowdfunded Offering”) up to $1,000,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal, LLC and its wholly owned subsidiaries (the “Intermediary” aka “Wefunder”). The Intermediary will be entitled to receive a 7.5% commission fee.

Managements Evaluation

The Company has evaluated subsequent events through April 12, 2023 the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.